Filed by Ispat International N.V.
Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: International Steel Group Inc.
Commission File No.: 001-31926

On November 11, 2004, Ispat International N.V. broadcast a conference call through the Ispat International N.V. website to investors regarding Ispat Inland Inc.’s 3rd Quarter financials and relating to its agreement to acquire LNM Holdings N.V. and its agreement to merge with International Steel Group Inc. The conference call was then made available for replay by investors on the Ispat International web site, and the following is a transcript of such conference call:

Additional Information and Where to Find It
In connection with the acquisition of LNM Holdings, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available.

Ispat International intends to file with the Securities and Exchange Commission a registration statement on Form F-4 that will include a proxy statement of ISG and a prospectus of Ispat International and other relevant documents in connection with the proposed transaction. In addition, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the proposed transaction when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Ispat International and ISG are urged to read the proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel Company and ISG and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. Ispat International and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses. You may obtain documents filed with the SEC by Ispat International free of charge if you request them in writing from Ispat International N.V. 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes, Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

ISPAT INLAND INC.

Moderator: Thomas McCue
November 12, 2004
10:00 am CT

Operator:	Ladies and gentlemen, thank you for standing by, and welcome to the Ispat Inland Third Quarter Results conference call.

In this call, the company may make various forward-looking statements with respect to its financial position, business strategy, projected costs, projected savings, and plans and objectives of management. Such forward-looking statements are identified by the use of forward-looking words or phrases such anticipates, intends, expects, plans, believes, estimates, or words or phrases of similar import.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties. And the statements looking forward beyond the third quarter of 2004 are subject to greater uncertainty because of the increased likelihood of changes and underlying factors and assumptions. Actual results could differ materially from those anticipated in forward-looking statements.

During the presentation, all participants will be in a listen-only mode. Afterwards, we will conduct the question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

A rebroadcast of today’s conference will be available beginning November 13, 2004 at 7 am Central through November 19, 2004 at 11:59 pm Central. To access the rebroadcast, please dial 1-800-633-8284 or 1-402-977-9140 and enter reservation number 21213661.

As a reminder, this conference is being recorded Friday, November 12.

I would now like to turn the conference over to Tom McCue, Treasurer of Ispat Inland Incorporated.

Please go ahead, Sir.

Thomas McCue:	Thank you.

Good morning.

I have some comments to make, some more legal comments to make and then we’ll get started with the operational discussion. Additional information on the two transactions recently announced by our parent and where to find it is really the topic here.

In connection with the acquisition of LNM Holdings, Ispat International will publish and make available to shareholders of Ispat International and file with Euronext Amsterdam N.V. a prospectus.

Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Ispat International intends to file with the Securities and Exchange Commission a registration statement on Form F-4 that will include a proxy statement of ISG and a prospectus of Ispat International and other relevant documents in connection with the proposed transaction.

In addition, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V. a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the proposed transaction when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available.

Investors and security holders of Ispat International and ISG are urged to read the proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel Company and ISG and the proposed transaction.

Investors and security holders may obtain a free copy of these materials when they are available and other documents filed with the Securities and Exchange Commission at the SEC’s Web site at www.sec.gov.

Ispat International and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses.

You may obtain documents filed with the SEC by Ispat International free of charge if you request them in writing from Ispat International N.V., 15th Floor

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Hofplein 20, 3032 AC Rotterdam, The Netherlands or by telephone at 31-10-217-8800.

You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations International Steel Group Inc. 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000 or by telephone at 330-659-7430.

I would now like to turn the conference over to Lou Schorsch, President and CEO of Ispat Inland Inc.

Louis Schorsch:	Thanks, Tom.

Good morning and thank you all for participating in this earnings call.

In addition to Tom McCue, I am joined on this call by Mike Rippey, our Executive Vice President Commercial and Chief Financial Officer, and John Brett, our Vice President of Finance and Controller.

Mike will discuss the details of our financial results. But first, I would like to provide some context-rich remarks as well as some comments on market development affecting our company.

I’m happy to report that Ispat Inland continues to perform well in the third quarter with record net income of $119.9 million and operating profit of $213.1 million. Billings and shipments continue to be very strong reaching somewhat higher levels than in the first and second quarters.

In our flat-rolled operations, flat production reached 1,427,000 tons, while our hot strip mill produced 1,425,000 tons, a quarterly record.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

As it compares and indicates, our facilities have been relatively good-balanced generating healthy competition between upstream and downstream operations regarding which is the bottleneck unit in a particular period. Other downstream operations also performed well.

I’m happy to report that on a comparable basis, our financial performance continue to outstrip that of other US integrated producers.

Best performance is a credit to all of our employees from the purchasing agents who have surmounted the most challenging sourcing environment in memory to our operators in the plants who have sustained high-output levels while also increasing quality performance, to the sales people who have work so hard to communicate these unprecedented conditions to our customers.

As many of our customers have confirmed, Ispat Inland has been a highly reliable supplier for all customer segments throughout this very volatile and very challenging year, and this has been rewarded with the kind of results we have shown.

Over the past several weeks, markets have stabilized somewhat. In part, this reflects a typical seasonal pattern. The fourth quarter is traditionally the weakest quarter for steel demand; however, other factors are at work as well.

Automobile production has been cut back in order to work down dealer inventories, a goal that seems to have been met. Service center inventories are now slightly above the three months figure that it’s typically viewed as the target for distributors. Bar prices in North America have fallen above 10% bringing them more in line with world prices. As a result, the arbitrage opportunity that has attracted higher imports is being eliminated.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

At Ispat Inland, we view these developments as healthy adjustments that provide a stronger platform for future stability which will benefit all market participants. We have responded to these market adjustments in several ways: by reducing production of some units, by accelerating maintenance shutdowns, by foregoing orders, and by carefully building inventories for contract customers, and sharing high service levels for the beginning of next year.

Overall, we expect our fourth quarter shipment to be roughly 10% lower than what’s the case in our third quarter. By the same token, we believe we are experiencing relatively modest price reductions in spot markets as a result.

We view these developments as largely a seasonal phenomenon. As I’m sure, many of you know, market conditions in other parts of the world have continued to strengthen. The more fundamental changes in our industry that we have discussed in previous calls, high growth in China on a now very substantial base, extremely tight raw materials markets, the declining dollar, and so on, persist. We are therefore optimistic about 2005 beginning with what we expect will be a strong first quarter.

The fourth quarter results were a prime season for reaching contract agreement with the larger and more demanding OEMs, such as automotive manufacturers. Since these agreements will have a significant effect in our future performance, I would like to make a few comments about how these negotiations are unfolding.

In general, we have been impressed by the seriousness of our discussions and the recognition on all sides that significant adjustments are needed to adjust the — to address the tremendous changes in our marketplace. The most

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

successful and far-sighted customers recognized how essential it is to ensure security of supply with the quality and service levels they require. This implies, first of all, a flight to quality that can do what one observes in financial markets during uncertain times.

Given the strength of our assets, our track record of high performance and the significant advantages conveyed by our being linked to a larger global enterprise, we benefit when customers focus on supplier capability. Therefore, we are well positioned in the current contract environment, and we believe this is reflected in our contract negotiations.

In addition, our OEM customers are acutely aware of trends in raw materials market and what such trends imply for their supply base. Like us, customers recognize that the sharp increases in steel input prices will be with us for a long time and that this cannot be born solely by their suppliers. We have been very gratified with our customer’s recognition of this situation and their willingness to address it in our negotiations.

Finally, our customers recognize that the period of “bankruptcy pricing” that prevailed in the steel market until recently is unlikely to return. Moreover, they recognize that the extraordinarily depressed price levels that over the past few years provoked the bankruptcy of 12 out the 16 integrated chief producers in North America are also not in their interest. They need and deserve a healthy steel industry, one that can provide them with the sophisticated product and high service levels they require.

We have been pleased, therefore, that our contract negotiations are addressing not only the surge in input prices but also the necessity for our industry to in turn — to earn acceptable returns across the cycle.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Most of our negotiations for 2005 are ongoing, so it would be premature for me to suggest any clear pattern or conclusion to these discussions. Nevertheless, I can reiterate that the dialogues with our OEM customers have been frank, direct, and constructive. We are, therefore, both confident and optimistic regarding our mutual ability to work through the discontinuity that have oiled our marketplace.

Finally, as you know, our parent, Ispat International, recently announced that it had reached an agreement to acquire ISG. We will refrain from commenting on this transaction. Information regarding this proposed transaction should appropriately come from the principals, Ispat International and ISG, rather than from a subsidiary such as Ispat Inland.

However, it is appropriate for me to make some remarks about our contract negotiations with the United Steel Workers and how these may be affected by the proposed transaction.

Over the past several months, we have had extensive discussions with the Steel Workers about how to craft a contract that reflects the new realities in our marketplace, particularly the legacy cost burden we bear compared with competitors who have shed those cost through bankruptcy. Throughout this process, both sides have recognized that our new contract should include streamlined work procedures and job classes along the lines of the pattern set by ISG and US Steel.

Legacy cost releases have been the more fundamental challenge for these negotiations. Should the merger with ISG go forward, our Legacy burden, while unchanged in absolute terms, will be greatly reduced relative to the scale of the new company.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Ispat Inland’s Legacy cost would then be amortized over the larger volume as a combined enterprise. Since ISG’s Legacy obligations are minimal, the simple arithmetic of total shipments suggests that the per-ton Legacy cost of the new company should be roughly 25% of those born by us by (a steady month-to date).

This would be very positive news for our employees as well for the company and even from a social and political perspective. Such an outcome would mark a significant step to us ameliorating the Legacy cost problem for the steel industry as a whole which has been a key objective for the steel-related initiative the Bush administration have taken over the past several years.

The pending ISG transaction has, therefore, narrowed the set of issues at stake in our labor negotiations. We believe that they develop to a more closely defined solutions-base since the ISG contract now represents the appropriate pattern for Ispat Inland.

With this in mind, we have renewed hope that we can reach a negotiated settlement and look forward to discussions with the Union to that end. Should this not be possible, however, finding arbitration remains the default option to resolve this issue.

Against that background, let me now asked Mike to review our quarterly results in more detail. After that, we will do our best to answer any questions you have about Ispat Inland’s performance and prospects.

Michael Rippey:	Thank you, Lou.

Good morning everyone, and thank you for joining us on our conference call for the third quarter.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

We recorded record net income of 119.9 million for the third quarter of 2004, an increase of 146.2 million over the loss of 26.3 million reported in the third quarter of 2003. The net income for the third quarter of 2004 reflects an increase of 65.8 million over the second quarter of 2004.

In the third quarter of 2004, we shipped 1,470,000 tons, an increase of 159,000 tons or 12% from the third quarter 2003 shipments of 1,311,000. The increase in shipments was due to a combination of higher production levels resulting from the successful reline of the Number 7 Blast Furnace which was completed early in the fourth quarter of 2003, and stronger demand across most markets. The increase occurred primarily in hot-rolled, cold-rolled and bar products, partially offset by a decrease in non-prime product sales.

Our third quarter 2004 shipments were 44,000 tons or 3% higher compared to the second quarter 2004 billing level, with the increase primarily in hot-rolled product sales.

Our sales revenue increased by 68% to $909.1 million in the third quarter of 2004 from 541.5 million in the third quarter of 2003. The average selling price per ton increased by 50% to $618 per ton in the third quarter of 2004 from $413 per ton in the comparable 2003 period and was 14% higher than the $541 per ton realized in the second quarter of 2004.

The increase in the average selling price was due to higher base prices, the industry’s implementation of pricing surcharges designed to offset escalation in prices of key input commodities such as coke, scrap, and iron ore and stronger demand. A higher percentage of hot rolled products in the mix had an adverse impact on the average price per ton in the third quarter of 2004 as compared to the third quarter 2003.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Reviewing our cost, in the third quarter of 2004, the cost of goods sold increased to 660.9 million from 544.2 million in the third quarter of 2003. Compared to the third quarter 2003, input cost dramatically increased for scrap, coke, coal, alloys, and fluxes. Labor costs were higher in the third quarter of 2004 as compared to the third quarter of 2003 due to increases in employee profit sharing and pension expense.

Selling and general administrative expense of $10 million in the third quarter of 2004 increased by 2 million from the third quarter of last year due to higher management and financial, and legal fees.

Depreciation expense increased by 900,000 to 25.1 million in the third quarter of 2004 from 24.2 million in the third quarter of 2003, due to the 2003 capital expenditures for the Number 7 Blast Furnace reline.

Our operating income in the third quarter of 2004 increased by $248 million to 213.1 million from a loss of 34.9 million in 2003. Higher sales volume and increases in selling prices were partially offset by an unprecedented increase in input cost, increase employee profit sharing, and higher pension expense.

In the second quarter of 2004, we generated an operating profit of 110.2 million. The third quarter 2004 operating income of 213.1 million reflects an increase of 102.9 million for the second quarter of 2004 primarily due to the increase in selling prices partially offset by increases per input cost and employee profit sharing.

Other income of 1.4 million in the third quarter of 2004 decreased by 10 million from an income of 11.4 million in the third quarter of 2003. The third

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

quarter 2003 included 10.7 million associated with the $21-million settlement agreement with Ryerson Tull.

Interest expense of 30.7 million in the quarter increased 68% from 18.3 million in the year-ago quarter due to a higher interest rate on the newly refinanced debt and a higher level of debt.

Turning to liquidity, our cash balance at September 30, 2004 was 43.4 million, and there was an additional 243.4 million of availability under the two revolving credit facilities for a total liquidity of approximately 287 million. From — for the nine months ended September 30, 2004, the company utilized net cash of 40.8 million from financing activities.

For the quarter ended September 30, our net cash inflow from operations totaled 95.4 million, which was net of pension contributions of 30.5 million. The cash inflow from operations in the third quarter of 2003 was 32.7 million which was net of pension contributions of $50 million.

Changes in working capital defined as changes in receivables, inventories, and accounts payable utilized cash of 105 million in the third quarter of 2004, including 49.1 million for increased receivables and 79 million for increased inventory. In the third quarter of 2003, changes in working capital provided 107.4 million of cash including 70.9 million for reduced inventories and 19.7 million for reduced receivables.

Cash flow for investing activities which consists primarily of capital expenditures offset by distributions from joint ventures was a $4.8 million inflow in the third quarter 2004 and a 55.6 million outflow in the third quarter of 2003. Capital expenditures were 8.2 million and 62.7 million for the third

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

quarter 2004 and 2003 respectively, reflecting the reline of the Number 7 Blast Furnace in 2003.

Net distributions from joint ventures were 12.9 million and 7 million for the third quarter 2004 and 2003, respectively.

Looking ahead for the fourth quarter of 2004, for the softening of demand for steel in the fourth quarter, we expect to generate strong but lower profits compared to the record profit level of the third quarter 2004.

That concludes our prepared remarks. We will now open the call for your questions.

Operator, we are ready to take questions.

Operator:	Thank you very much.

Ladies and gentlemen, if you would like to register a question, please press the 1 followed by the 4 on your telephone. You will hear a three-tone prompt to acknowledge your request.

If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the 3.

If you are using a speakerphone, please lift your handset before entering your request.

One moment, please, for the first question.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Our first question comes from the line of Bruce Klein with Credit Suisse First Boston.

Please proceed with your question. Thank you.

Bruce Klein:	Hi. Good morning.

I was wondering on the contracts whether or not the negotiations are incorporating, you know, what percent of the — you expect in terms of the new contracts to have any sort of raw material surcharge?

And secondly, if the length of the new contracts are any different, historically; I know, they’ve been more in, I guess, one to three, two or three-year range. And I’m wondering if they’ve been shortened up if you guys may want — not want to lock in too long here, if you could give us some color surrounding those issues, it’d be great.

Louis Schorsch:	Let me start and then Mike can weigh in here.

I think most of our contracts really are on a one-year schedule to begin with. There’s a couple that extend beyond that, but most of them are already on a one-year timeframe.

We have typically not included the direct surcharge mechanism in the contracts, but a significant portion of our contracts now are — incorporate some index feature that in effect variabilizes the price based on market condition. So, I think, that’s on the order of about 15% or so of our world contract base.

Bruce Klein:	That’s what was experienced in ‘04 or the expectation for ‘05?

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Louis Schorsch:	Yeah, that’s going forward into ‘05, about that 15%. And then as contracts come up in the course of the year, of course, that number actually has been growing as I think both we and our customers do the value in kind of sharing the risk associated with the volatility in raw materials market.

Bruce Klein:	Okay.

And remind us, I think the bulk of the — or the bulk of your contract — well, I guess, is their one-year nature, and by definition, the bulk of your contracts are up for the end of ‘04, correct?

Michael Rippey:	That’s correct.

And they do — we’re a little over in the back half of any calendar year, so it’s not that everything rolls in — at 12/31, but rather beginning at the back half of the year.

Bruce Klein:	Okay.

And secondly or lastly, just on raw material side, where are you guys in terms of how much is set for your open market purchases of coke in ‘05, as well as iron ore?

Louis Schorsch:	Well, we’re, I’d say, relatively well-positioned because of our connection for the spot that we have to make because of our connection with our international parent which is a major buyer of these as materials, as well as producer.

All of our requirements for coke and coal are lined up for next year. More than 90% of our total iron ore requirements are either aligned by contract

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

already or produced in our own facilities. So, we will be participating to some degree based on our projected volume in spot markets for iron ore, but for the key materials that you need to lock up, again, I think we’re pretty much there.

Bruce Klein:	Okay, great.

Well, great quarter. Thanks, guys.

Louis Schorsch:	Thank you.

Michael Rippey:	Thanks, Bruce.

Operator:	Our next question comes from the line of Brett Levy with Jefferies & Company.

Please proceed with your question.

Brett Levy:	Hey guys. This is Brett Levy.

Can you talk a little bit year-over-year where the cost is anticipated to go for the coke and the coal, and actually talk a little bit about alloys as well, sort of what you anticipate given that you’ve lined up most of the supplies already in terms of year-over-year cost increase, and you can just do it as a percentage of you like?

Louis Schorsch:	Yeah, let me weigh in on that.

I think both coke and alloy, you know, we saw, say, the major surges earlier this year in the spot market, and in fact, the coke market has come off a little bit in the peak that was prevalent in the middle of the year. So, when we look

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

at year and year ago, our current projection for the coke that we are buying is up about 16% next year versus this year. I mean, again, that’s — this is we’re talking about projection of coal since that’s typically bought on annual contracts. We are seeing a bigger surge in that now, and that’s up about 1/3, I think, is a good number to use.

And for the purchased iron ore, I think you can probably look at somewhere in the 20% to 30% range something like that.

Brett Levy:	And then for alloys for next year?

Louis Schorsch:	Well, I think that’s a similar situation to coke where most of the surge I think has occurred already in the course of this year, so we don’t foresee significant movement in those going forward.

Brett Levy:	Okay.

And then as you guys look to your contracts coming up next year, is there a rough percentage up, you know, I’ve heard around the industry somewhere around 20% up?

Louis Schorsch:	No, I think it’s too early for us to comment on that, and even if it weren’t too early, that’s something that’s difficult to comment on given that these are all highly confidential discussions between us and our customers. SO, beyond what was said in the prepared remarks, I think we’d have to punt on that.

Brett Levy:	And then, it’s been interesting to watch as different firms kind of move more towards spot market or more towards contract market. Obviously, in the merger call, it was a call for kind of a combined entity to have a higher percentage of contracts going forward.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Can you give a sense as to sort of what percentage you think you’ll finish ‘04 as a total percent contract? I believe it was somewhere near 60-40. And then, are you guys making progress towards a 70-30 number?

Louis Schorsch:	The...

Brett Levy:	So, what would be your percentages for 2005?

Louis Schorsch:	Let me not comment on 2005 since, again, that veers into the potential transaction, but I’ll comment on ‘04 and also maybe comment on the whole concept to trying to give a percentage number spot versus contract.

Again, we are traditionally, I think, 60-40 is the right number there. I think we have been one of the folks that’s been all along. We’re comfortable with that ratio, 60% contract, 40% spot. But I think as we move forward, it becomes less and less useful to talk in those terms, if you will.

I think first of all, a lot of companies define contracts differently. In our case, it’s six months or longer, and I believe some other companies may have a different definition that might include a shorter arrangement. So, that’s part of the problem.

In addition, as I mentioned in our case, we are pursuing arrangements with customers that do firm up a volume but that have some index character that in effect variabilizes the price based and market conditions. I mean, all their contracts from a buying perspective, they’re kind of spot-like from a pricing perspective, so that starts to blur the line, if you will.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

But the simple answer, what’s our number contract percentage is 60, and again, I think as based on how we define it, that’s a number that we are and have been comfortable with.

Brett Levy:	All right.

And then you’ve mentioned the bunch of prospectus that will be issued, Ispat Inland itself will not issue a prospectus I believe, right?

Louis Schorsch:	No.

Brett Levy:	Okay, that’s comforting.

All right, thanks very much guys.

Man:	Thank you.

Operator:	Ladies and gentlemen, as a reminder, if you would like to register for a question, please press the 1 followed by the 4 on your telephone keypad.

Our next question comes from the line of (Joel Immaculate) with Prudential.

Please proceed with your question.

(Joel Immaculate):	Thank you and good morning.

Lou, you made some questions about the Legacy and how it would reduce on a pro forma basis to be amortized over a bigger entity. Can you just refresh us in terms of where that Legacy resides now, and pro forma, you know, if there’ll be any change in that?

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Louis Schorsch:	Yeah, let me give some general comments because there’s a couple of ways you can look at this. One is the accounting number and the other is the cash obligation.

As you know, ISG has relatively limited Legacy cost, of course, on a per-ton basis. Should this combination go forward, it would have the effect that I described, but let me ask John Brett, our VP Finance to describe the numbers more exactly.

John Brett:	Sure, Lou.

First, one of the questions was is there going to be any change? There’s not going to be any change to the number. I believe what Lou was talking about was just doing simple math and take over more tons. To refresh everyone’s memory at yearend, yearend being last yearend, our unfunded vision from our OPAV was merely 907 million and for the pension, it was nearly $775 million. Those have come what — come down somewhat this year obviously as we’re expending more cash than the accrual.

(Joel Immaculate):	But, you know, pro forma, I guess my question is will there be a, I guess — to just put it simply, will there be a bigger pot legally for the Legacy to draw upon than there is today?

Michael Rippey:	I think — this is Mike Rippey.

I think that Lou was only outlining in his prepared remarks that simply taking the liability which John described over now a larger pool of tons and using only that is, you know, kind of simple math and guidance that the burden that would have been based by the company with fewer tons is now amortized

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

over more. And that’s, you know, really all that we can say with regards to the future at this point.

(Joel Immaculate):	Okay.

Thank you.

Operator:	Our next question comes from the line of (Andrew Perijean) with Goldman Sachs.

Please proceed with your question.

(Andrew Perijean):	Yeah, good morning.

I was wondering if you guys could talk a little bit more specifically about the spot market, give us some sense of where a hot-rolled pricing is today, if 6.50 or so the right ballpark, and what are you guys thinking for the first quarter of 2005.

Thanks.

Michael Rippey:	The spot market is down given the seasonal weakness that’s occurring, as Lou had mentioned, as well as service center inventories being at high levels in the arrival of imports. We’ve seen a correction of about 10% from the highs experience in the third quarter and without getting into specific numbers, I wouldn’t quarrel much with the number you point out.

We see a rebound in the first quarter as the prospects out ahead look to be good. The service center inventories were down a bit; seasonal weakness is typically resolved in the January, February timeframe, and we don’t see the

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

same level of imports coming that we see today. So, we see a recovery in the first quarter.

(Andrew Perijean):	Great.

Thank you.

Operator:	Once again, ladies and gentlemen, to register for a question, please press the 1 followed by the 4 on your telephone keypad.

Our next question comes from the line of Brett Levy with Jefferies and Company.

Please proceed.

Brett Levy:	Hi, just to kind of follow up a little bit.

Can you talk about what percentage of your spot order book is full for the quarter? Are you done for November and December at this point? And are you booking any spot sales for Q1 yet?

Michael Rippey:	Well, we’re pretty much complete with November and December, and we’re just starting out now in a — into the first quarter.

Brett Levy:	And are you raising prices for your order book for Q1 or January of next year?

Michael Rippey:	Well, as I explained, we see prospects in the first quarter as being better than what they currently are as the situation of slower demand and higher levels of inventory release itself.

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

Brett Levy:	Okay.

But no comment on price there?

Michael Rippey:	No.

Brett Levy:	Okay.

Thanks so much.

Operator:	Our next question comes from the line of (Valo Ramakishnan) with Morgan Stanley.

Please proceed with your question.

(Valo Ramakishnan):	Good morning.

I have a quick question regarding the outstanding balance as of (JV debt), the (IN footnote) at the end of the quarter?

Michael Rippey:	To make sure we understood, your question again, please.

(Valo Ramakishnan):	Just the outstanding balance on the (IN quote) debt that you guarantee at the end of the quarter?

Louis Schorsch:	The outstanding balance, you can see in the finance as it relates to (IN quote) was just slightly in excess of 80 million. As you well aware, the number is not disclosed for IN Tech. Without giving too much, it is slightly more than the balance in (quote).

ISPAT INLAND INC.
Moderator: Thomas McCue
11-12-04/10:00 am CT
Confirmation # 21213661

(Valo Ramakishnan):	Okay, thank you.

Operator:	Thank you very much.

Mr. Schorsch, President and CEO of the Ispat Inland Incorporated, there are no further questions at this time. I will now turn the call back to you.

Please continue with your presentation and closing remarks.

Louis Schorsch:	Well, again, I would like to thank everyone for participating in this call, and we look forward to reviewing fourth quarter results with you next year.

Michael Rippey:	Thanks.

Louis Schorsch:	Thank you.

Operator:	Ladies and gentlemen, that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your line.

END